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June 24, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Shih-Kuei Chen Mary Beth Breslin

Re:	EF Hutton Acquisition Corporation I
Amendment No. 1 to Registration Statement on Form S-1
Filed June 2, 2022
File No. 333-264314

Dear Mr. Chen and Ms. Breslin:

On behalf of EF Hutton Acquisition Corporation I (the “Company”), we are hereby responding to the letter, dated June 21, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1 Amendment No. 1, File No. 333-264314 (the “Registration Statement”). In order to update and revise certain information in the Registration Statement, the Company is filing a second amendment to the Registration Statement with the Commission today.

* * *

Amendment No. 1 to Form S-1

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company’s sponsor is neither controlled by, nor does it have substantial ties with a non-U.S. person.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or James A. Prestiano at (212) 407-4831 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ James A. Prestiano

Loeb & Loeb LLP

cc:	Benjamin Piggott
EF Hutton Acquisition Corporation I